Filed pursuant to Rule 424(b)(3)
File No. 333-202279

Grant Park Fund August 2016 Update
September 22, 2016

Supplement dated September 22, 2016 to Prospectus dated April 29, 2016
Class	Aug ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	-3.14%	3.50%	$10.20M	$1,131.065
B	-3.20%	2.99%	$110.20M	$931.209
Legacy 1	-2.96%	4.98%	$1.40M	$879.212
Legacy 2	-2.98%	4.78%	$0.59M	$861.528
Global 1	-2.94%	5.95%	$31.67M	$866.335
Global 2	-2.96%	5.95%	$2.31M	$850.811
Global 3	-3.11%	4.79%	$32.22M	$747.853
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies:  The U.S. dollar ended the month up less than one percent versus both the euro and the Japanese yen amidst a volatile trading environment.

Energy:  Energy prices moved sharply during the month.  Rising prices across the sector moved against the Fund’s existing short positions in heating oil, crude oil, and gas oil positions.  The majority of positions were liquidated as prices increased and overall exposure to the sector was reduced by month-end.

Equities:  Domestic equity indexes fell slightly as the markets demonstrated unusually low volatility.  Reports of slowing consumer spending offset a strong job-growth report.  The Hang Seng Index reached new highs on strong capital inflows data.

Fixed Income:  Yields in the fixed-income markets reversed direction and began to rise as investors anticipated an interest rate increase in September.  Overall exposure to the sector was reduced.

Grains/Foods:  Corn and wheat markets fell to multi-year lows based on projections for record-large harvests.  Sugar prices surged higher due to expectations of a significant decrease in output worldwide.  Orange juice prices trended strongly upward as a combination of unfavorable weather and a crop infestation in Florida have dramatically reduced the amount of available supplies.  Orange juice prices have risen 60% during the last 12 months.

Metals:  Gold, silver and platinum prices moved lower during the month as the prospect of higher interest rates caused precious metals prices to fall.

Additional Information:  For the Fund’s monthly Account Statement, including the net asset value per unit, and related information, please visit our website at grantparkfunds.com.

Sincerely,

David Kavanagh
 President

Daily fund performance and weekly commentaries are available on our website at grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE
WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended August 31, 2016

STATEMENT OF INCOME
Trading Income (Loss)	Monthly Performance	Year to Date Performance
Realized Trading Income (Loss)	$2,169,952	$20,645,022
Change In Unrealized Income (Loss)	-7,547,162	-2,773,488
Brokerage Commission	-79,411	-768,192
Exchange, Clearing Fee and NFA Charges	0	0
Other Trading Costs	-158,018	-1,287,891
Change in Accrued Commission	-2,242	9,002
Net Trading Income (Loss)	-5,616,881	15,824,453

Other Income	Monthly Performance	Year to Date Performance
Interest, U.S. Obligations	$70,800	$605,926
Interest, Other	37,808	309,079
U.S. Government Securities Gain (Loss)	0	0
Dividend Income	0	0
Total Income (Loss)	-5,508,273	16,739,458

Expenses	Monthly Performance	Year to Date Performance
Management Fee	$0	$0
Incentive Fee	-158,388	888,023
Operating Expenses	40,074	347,263
Organization and Offering Expenses	46,381	402,107
Brokerage Expenses	751,825	6,791,778
Dividend Expenses	0	0
Total Expenses	679,892	8,429,171

Net Income (Loss)	-$6,188,165	$8,310,287

Statement of Changes in Net Asset Value	Monthly Performance	Year to Date Performance
Beginning Balance	$197,703,464	$213,734,838
Additions	0	80,950
Net Income (Loss)	-6,188,165	8,310,287
Redemptions	-2,918,442	-33,529,218
Balance at August 31, 2016	$188,596,857	$188,596,857

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	Monthly ROR Year to Date ROR
A	$1,131.065	9,016.13127	$10,197,834	-3.14%	3.50%
B	$931.209	118,342.18759	$110,201,350	-3.20%	2.99%
Legacy 1	$879.212	1,593.33226	$1,400,877	-2.96%	4.98%
Legacy 2	$861.528	686.07088	$591,069	-2.98%	4.78%
Global 1	$866.335	36,556.34181	$31,670,043	-2.94%	5.95%
Global 2	$850.811	2,720.48850	$2,314,622	-2.96%	5.95%
Global 3	$747.853	43,084.72414	$32,221,062	-3.11%	4.79%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership